FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 1-3788

N.V. KONINKLIJKE NEDERLANDSCHE PETROLEUM MAATSCHAPPIJ

(Exact name of registrant as specified in its charter)

ROYAL DUTCH PETROLEUM COMPANY

(Translation of registrar's name into English)

The Netherlands

(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111)

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Notice to Registered Shareholders of Royal Dutch Petroleum Company

October 14, 2005

Dear registered shareholder:

As of October 17, 2005, the Transfer Agent, Registrar and Dividend Paying Agent for the Royal Dutch Petroleum Company (Royal Dutch) shares on the New York Registry will be The Bank of New York. The contact telephone and address of The Bank of New York is:

Securities Servicing
The Bank of New York
Depositary Receipts
101 Barclay Street —22nd Floor
New York, NY 10286
Telephone: 1-888-269-2377

As you may be aware, on September 20, 2005, Royal Dutch Shell plc (Royal Dutch Shell) announced that it intends to implement an internal restructuring that would include a merger between Royal Dutch and its subsidiary, Shell Petroleum N.V. As part of the merger, as a shareholder in Royal Dutch you would be entitled to receive cash for your shares. The final terms of the restructuring, including the price to be paid in exchange for each Royal Dutch share held by minority shareholders, will be determined and announced in the fourth quarter of 2005.

The Board of Royal Dutch has engaged ABN AMRO Bank N.V. as its financial advisor. ABN AMRO will assist the Board in its evaluation of the fairness to the remaining Royal Dutch public shareholders, from a financial point of view, of the cash compensation they will receive in the merger. The restructuring is expected to be completed by year-end, at which time you would be entitled to receive a cash payment in exchange for your Royal Dutch shares.

You should note that, in connection with the unification transaction in which Royal Dutch Shell became the parent of Royal Dutch, we have applied to have the Royal Dutch shares delisted from the New York Stock Exchange (NYSE) and the NYSE has halted trading pending the release of further information regarding the merger, including the compensation to be paid to the remaining Royal Dutch public shareholders. The NYSE has stated that it would consider the appropriateness of reopening trading in Royal Dutch shares if this information becomes available prior to the approval by the Securities Exchange Commission of the delisting application. Under Dutch law, once the Royal Dutch shares are formally delisted from the NYSE, transfers of the registered ownership of shares in registered form may only be made through a Dutch notarial deed process. This means that after the delisting, should you wish to sell your shares in advance of receiving the cash payment described above, you and the buyer would need to use such a process. This would require the production of identification and supporting documents and increase the time of settlement. In addition, you will be responsible for the significant additional costs involved with satisfying these requirements. Additional information regarding the procedures to transfer shares through this method, as well as copies of the relevant forms that will be required, will be available from The Bank of New York upon request after the delisting is effective. An announcement of the delisting will be made once it is effective.

Shareholders should also note that the Dutch notarial deed requirements will not apply to transactions of beneficial ownership that may occur between persons who hold their shares in "street name" through a bank or broker that holds shares through the facilities of the Depository Trust Company. This is because these transactions do not involve any change in the registered ownership of the shares. However, Royal Dutch can give no assurance that an over-the-counter market will develop for the Royal Dutch shares or that price quotes will be available.

Sincerely,

Royal Dutch Petroleum Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL DUTCH PETROLEUM COMPANY (Registrant) /s/ J. van der Veer Name: J. van der Veer Title: President/Managing Director /s/ M.C.M. Brandjes Name: M.C.M. Brandjes Title: Company Secretary

Date: 17 October 2005